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                                               Filed by Micron Electronics, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         And deemed filed pursuant to Rule 14a-6
                                       under the Securities Exchange Act of 1934

                                                Subject Company: Interland, Inc.
                                                   Commission File No. 333-61368

Micron Electronics, Inc. issued a press release on July 18, 2001 relating to its proposed merger with Interland. The text of the press release follows:


FOR IMMEDIATE RELEASE

CONTACTS:

Kelly Kenneally            Erik Heinicke
Media Relations            Investor and Analyst Relations
208.493.2118               415.717.9470

             MICRON ELECTRONICS DRIVES TOWARD PROFITABILTY WITH DATA
                              CENTER CONSOLIDATIONS

     COMPANY EXPECTS EBITDA PROFITABILITY WITHIN 12 MONTHS, HAS THREE TIMES
                     CASH NEEDED TO REACH CASH-FLOW POSITIVE

NAMPA, Idaho, July 18, 2001--Intensifying the company's focus on achieving profitability, Micron Electronics, Inc. (Nasdaq: MUEI) Chairman and CEO Joel Kocher today announced to employees plans to further hone the high-efficiency business model of its Web hosting subsidiary, HostPro Inc., with the consolidation of two of the company's smaller data centers, located in Moses Lake, Wash. and Boca Raton, Fla. Kocher said the facility closures are possible because of operating efficiencies the company expects to gain from its pending acquisition of Interland, Inc. (Nasdaq: ILND) scheduled to be completed in August 2001.

"As we move full-speed-ahead toward completion of our acquisition of Interland, we are continuing to identify substantial synergies and cost savings. Combining the companies, we will double our volume, allowing us to streamline operations and absorb fixed costs over a much larger base of customers. We believe the new combined company will become EBITDA positive within 12 months after the acquisition closes and free cash flow positive by three quarters following that. Current projections indicate that we will launch our new combined company with cash balances of $200 million or more, making us the only well funded pure-play publicly held hosting company. This strong cash position will provide more than adequate resources to fund operations until we reach profitability.

"It is important to note that HostPro's model is built on the efficiency and scalability of the shared hosting and scalable managed services market - which generates higher revenues and profit margins - and requires far less data center space. This model is substantially different from those of Exodus and other enterprise-focused players. With virtually no debt to service, our actions today will further enhance our

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business model as our competitors stagger under their debt burdens from overbuilding," said Kocher.

In its third quarter earnings announcement on June 21, 2001, the company projected that its net cash utilization for the combined companies will be between $65 million and $75 million before becoming cash flow positive. The company stated it believes that the combined company is more than fully funded, with about three times that amount currently available on a pro forma basis.

                                     -more-


ABOUT MICRON ELECTRONICS

Micron Electronics, Inc. (Nasdaq: MUEI) is the parent company of HostPro, Inc., a leading provider of infrastructure, Web site, and hosted software applications to small and medium businesses around the world. HostPro manages more than 147,000 hosted Web sites and more than 79,700 paid hosting accounts. More information about Micron Electronics can be found at www.micronelectronics.com. More information about HostPro can be found at www.hostpro.com.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this press release, statements in this press release may be considered forward-looking statements. These forward-looking statements include, but are not limited to: the expected growth opportunities of the Web hosting market; the expected growth of HostPro's business, including expectations for more rapid growth when the economy improves; the timing and approval of the merger by Micron Electronics' and Interland's shareholders; the successful completion of the merger; Micron Electronics' expected cash resources as of the time of the merger and thereafter; and Micron Electronics' expectations regarding its future financial results. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors that could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the Interland merger, the ability to operate within budgeted expense levels both before and after the Interland merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, the impact of competition, quarterly fluctuations in operating results, the loss of customers with failing businesses, customer acceptance of new products and services, the retention of key employees of Micron Electronics, HostPro and Interland, investments in new business opportunities and the impact of liabilities that could carry over from Micron Electronics' discontinued operations and the failure of the Interland merger to close due to the failure of the stockholders of Micron Electronics or Interland to approve the merger. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the joint proxy statement/prospectus regarding the merger because it contains important information. Micron Electronics has filed a Form S-4 registration statement regarding the merger with the Securities and Exchange Commission, and Micron Electronics and Interland have mailed a joint proxy statement/prospectus about the merger to their respective shareholders. Such joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus as well as the annual report, quarterly reports,

                                    --more--

current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger are available in the joint proxy statement/prospectus. Micron Electronics' Proxy Statement for the 2000 Annual Meeting and the joint proxy statement/prospectus are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Micron Electronics. Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland 's Annual Report on Form 10-K for the year ended December 31, 2000, as amended May 1, 2001, and a description of any interests that they have in the merger are available in the joint proxy statement/prospectus. Interland's Form 10-K, as amended, and the joint proxy statement/prospectus are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Interland.

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